02047632

1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Material Change Report

Item 1 **Reporting Issuer**

GTR Group Inc.
8 Kenview Boulevard
Brampton, Ontario
L6T 5E4

Item 2 **Date of Material Change**

March 2, 2001

Item 3 **Press Release**

A press release with respect to the material change described herein was issued on March 2, 2001.

Item 4 **Summary of Material Change**

Mad Catz, a subsidiary of GTR Group Inc. announced today that it has entered into a worldwide licence agreement with Microsoft allowing Mad Catz to design, manufacture, and market licensed third-party peripherals for the Xbox video game console from Microsoft in North America, Europe and Japan.

Item 5 **Full Description of Material Change**

Mad Catz, Inc. , a subsidiary of GTR Group Inc. announced today that it has entered into a worldwide licence agreement with Microsoft allowing Mad Catz, Inc. to design, manufacture, and market licensed third-party peripherals for the Xbox video game console from Microsoft in North America, Europe and Japan.

Under the agreement, Mad Catz, Inc. will produce a full–range of Mad Catz, Inc. branded products that will be officially endorsed by Microsoft and carry the Xbox licence logo. The licensed products will include a controller, memory unit, racing wheel, and the critically acclaimed Panther joystick. Additional licensed products will be launched to coincide with software releases. The agreement also allows Mad Catz, Inc. to work closely with Xbox software developers, opening the door for peripheral/software bundles and other cooperative integration.

Microsoft is expected to release the much-anticipated Xbox in North America and Japan later this year and in Europe in early 2002.

Item 6 Reliance on Confidentiality Provisions

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

For further information contact Peter Kozicz, President and CEO at 905-799-4700

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 8th day of March, 2001.

GTR GROUP INC.

By: "Bharat Mahajan"
Bharat Mahajan
Vice President Finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.